October 28, 2019

VIA EDGAR

Katherine Bagley Staff Attorney Division of Corporation Finance Office of Consumer Products U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	LMP Automotive Holdings, Inc.
Registration Statement on Form S-1, File No. 333-232172

Dear Ms. Bagley:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), LMP Automotive Holdings, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Wednesday, October 30, 2019, or as soon as thereafter possible.

Also, the Company authorizes Ali Panjwani at Pryor Cashman LLP, outside counsel to the Company, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Securities and Exchange Commission. Please call Mr. Panjwani at (212) 326-0820 as soon as the Registration Statement has been declared effective.

Under separate cover, you will receive today a letter from the underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours, LMP AUTOMOTIVE HOLDINGS, INC.

By: /s/ Samer Tawfik
Samer Tawfik, Chairman, President and Chief Executive Officer